Exhibit 99.4

2017 Annual Shareholders’ Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on May 19, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS RESTRICTED AMERICAN DEPOSITARY SHARES

ChipMOS TECHNOLOGIES INC. (the “Company”)

ADS CUSIP No.: 16965P996. ADS Record Date: March 27, 2017.

Meeting Specifics: 2017 Annual Shareholders’ Meeting—Friday, May 26, 2017 at 9:00 A.M. (local time) at the Hsinchu Science Park Life Hub, Einstein Hall, 2F, 1 Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan (the “Meeting”).

Meeting Agenda: Please refer to the Company’s Meeting Handbook enclosed herewith. Depositary: Citibank, N.A.

Deposit Agreement: Deposit Agreement, dated October 31, 2016.

Deposited Securities: Common shares, par value NT$10 per share, of the Company. Custodian: First Commercial Bank.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, the Depositary agrees not to, and shall take reasonable steps to ensure that the Custodian and each of its nominees, if any, do not, vote the Deposited Securities represented by ADSs other than in accordance with the instructions of Holders as of the ADS Record Date or as provided below. The Depositary shall not exercise any voting discretion over the Deposited Securities.

Please also note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fails to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the relevant meeting. For the avoidance of doubt, if the Depositary has given a discretionary proxy to a person designated by the Company to vote the Deposited Securities, that person shall be free to exercise the votes attaching to those Deposited Securities in any manner he or she wishes, which may not be in the best interests of the Holders.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please also note that the Company has informed the Depositary that pursuant to Article 165 of the Company Act, the registration of shareholders of the Company will cease from March 28, 2017 to May 26, 2017.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

**Proposals**

III. Matters for Ratification:
1. Adoption of 2016 financial statements.
2. Adoption of 2016 earnings distribution plan.

IV. Matters for Discussion:
1. Amendments to Company's Articles of Incorporation.
2. Amendments to Company's Operational Procedures for Acquisition and Disposal of Assets.
3. Distribution of cash to shareholders from capital surplus.

V. Other Proposals:
1. To release restrictions under Article 209 of the Company Act regarding non-compete of directors.

**The Company has informed the Depositary that its Board of Directors recommends a "FOR" vote for all proposals.**

## A Issues

**ChipMOS TECHNOLOGIES INC.**

| | For | Against | Abstain |
|---|---|---|---|
| Resolution III (1) | ☐ | ☐ | ☐ |
| Resolution III (2) | ☐ | ☐ | ☐ |
| Resolution IV (1) | ☐ | ☐ | ☐ |
| Resolution IV (2) | ☐ | ☐ | ☐ |
| Resolution IV (3) | ☐ | ☐ | ☐ |
| Resolution V (1) | ☐ | ☐ | ☐ |

## B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

| Signature 1 - Please keep signature within the line | Signature 2 - Please keep signature within the line | Date (mm/dd/yyyy) |
|---|---|---|
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